

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Ricky Qizhi Wei
Chief Executive Officer
Dunxin Financial Holdings Limited
23rd Floor, Lianfa International Building
128 Xudong Road, Wuchang District
Wuhan City, Hubei Province 430063
People's Republic of China

> **Re: Dunxin Financial Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed April 7, 2022**
> **File No. 333-264179**

Dear Mr. Wei:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. Please include the financial statements for the most recently completed fiscal year, the compensation of your directors and executive officers for the most recently completed fiscal year, and the share ownership table as of the most recent practicable date.

Cover Page

2. Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity. Refer to General Instruction I.B.5 of Form F-3.

3.   Please revise throughout to remove the term "our" when describing the VIE and any other disclosure suggesting that you have ownership of or control over the VIE beyond a contractual agreement. Because neither the investors in the holding company nor the holding company itself have an equity ownership in or control of, through such ownership or investment, the VIE, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE, and any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under IFRS. In addition, please remove disclosure referencing "direct" equity ownership or "direct" ownership of the VIE as this disclosure suggests a possibility of indirect ownership.

4.   Please disclose here whether you and your subsidiaries have made cash contributions to the VIE and whether you have made cash contributions to the subsidiaries. Please quantify the amount where applicable, and include cross-references to the condensed consolidating schedule, which should be included in your prospectus summary, and the consolidated financial statements. In addition, please disclose here and in your prospectus summary whether you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIE and your investors. To the extent that you do have cash management policies, please summarize the policies here, discuss the policies in detail in your prospectus summary, and revise the cover page to include a cross-reference to where you describe the cash management policies in greater detail. Also disclose here, your prospectus summary, your summary of the risk factors and the risk factors that there is no assurance that China's government will not intervene or impose restrictions on the ability of you, your subsidiaries and the VIE to transfer cash.

Prospectus Summary, page 5

5.   We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in the subsidiaries. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, if any, the WFOE that is the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

6.   Please disclose here that trading in your securities may be prohibited under the Holding

Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, discuss the impact of the Accelerating Holding Foreign Companies Accountable Act, if enacted, and disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Recent Developments

Regulatory Developments in China, page 7

7.   Please clearly identify each permission or approval that you, your subsidiaries and the VIE are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals. It appears that you do not believe that you, your subsidiaries and the VIE are covered by permission requirements from the CSRC, the CAC or any other Chinese governmental agency. To the extent you made this determination by relying on the advice of counsel, name counsel here and file counsel's consent as an exhibit to your registration statement. If you made any of these determinations without relying on the advice of counsel, please explain why.

Holding Company Structure and Contractual Arrangements with Our VIE, page 8

8.   Please revise the diagram of your corporate structure on page 10 to use dashed lines to show the VIE, and show any subsidiaries of the VIE.

Dividends and Other Distributions, page 11

9.   Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred from the holding company, its subsidiaries, and the consolidated VIEs. Please disclose here whether you have a cash management policy that dictates how funds are transferred, and, if so, describe the policy here.

Risk Factors

Risks Related to Doing Business in China, page 18

10.   Please disclose whether your officers and directors are in China or Hong Kong, and and please add a risk factor that addresses the enforceability of civil liabilities. In addition, please include this risk in your summary of risk factors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance